U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission file number:

NEXGEN ENERGY LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1094	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

Suite 3150, 1021 West Hastings Street, Vancouver, B.C., Canada V6E 0C3

(604) 428-4112

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711

(302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐             No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐             No  ☐

FORM 40-F

Forward-Looking Statements

This registration statement, including the Exhibits incorporated by reference into this registration statement, contain forward-looking statements concerning anticipated developments in the operations of NexGen Energy Ltd. in future periods. See the applicable sections regarding forward-looking statements contained in such Exhibits. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NexGen Energy Ltd. or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Exhibits to this registration statement.

The forward-looking statements contained in this registration statement and in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements were made. In preparing this registration statement, NexGen Energy Ltd. has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does NexGen Energy Ltd. assume any obligation to update such forward-looking statements in the future except in accordance with applicable law. Investors should not place undue reliance on forward-looking statements.

Financial Statement Preparation

NexGen Energy Ltd. prepares its consolidated financial statements, which are attached to this registration statement as Exhibits, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and those financial statements are subject to Canadian auditing standards. Therefore, those financial statements are not comparable in all respects to the financial statements of issuers that prepare their financial statements in accordance with United States generally accepted accounting principles and that are subject to United States auditing standards.

Resource and Reserve Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1933, as amended. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in, and required to be disclosed by, NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained or incorporated by reference in this registration statement containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Principal Documents

The documents filed or incorporated by reference as Exhibits 99.1 through 99.99 hereto, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that NexGen Energy Ltd., since January 1, 2016, (i) made or was required to make public pursuant to the laws of British Columbia or Canada, (ii) filed or was required to file with the Toronto Stock Exchange or the TSX Venture Exchange (collectively, the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.

Description of Common Shares

The required disclosure is included under the heading “Description of Capital Structure” in NexGen Energy Ltd.’s Annual Information Form for the fiscal year ended December 31, 2016 attached hereto as Exhibit 99.84.

Off-Balance Sheet Arrangements

NexGen Energy Ltd. does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth NexGen Energy Ltd.’s known contractual obligations as at December 31, 2016.

Contractual Obligations (in Cdn$ thousands)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years		More than 5 years
Convertible debentures(1)	$98,468	$4,019	$8,038	$86,411	(3)	$	Nil
Office leases(2)	1,009	310	570	129			Nil

Total	$99,477	$4,329	$8,608	$86,540		$	Nil

(1)	Cash interest payments on debentures converted from US$ into C$ at a rate of 1.3397 (Source: Bank of Canada, noon rate on April 7, 2017).
(2)	Leases pertain to Vancouver corporate head office and Saskatoon offices.
(3)	This includes repayment of the US$60 million principal amount of the debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.3397).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

NexGen Energy Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

NexGen Energy Ltd. has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of NexGen Energy Ltd. shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of NexGen Energy Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, NexGen Energy Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2017.

NEXGEN ENERGY LTD.

By:	/s/ M. Joanna Cameron
Name:	M. Joanna Cameron
Title:	Vice President Legal and General Counsel

EXHIBIT INDEX

Exhibit	Description

Filings
99.1	Annual Information Form for the year ended December 31, 2015
99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2015
99.3	Management’s Discussion and Analysis for the year ended December 31, 2015
99.4	Interim Consolidated Financial Statements for the quarter ended March 31, 2016
99.5	Interim Consolidated Financial Statements for the quarter ended June 30, 2016
99.6	Interim Consolidated Financial Statements for the quarter ended September 30, 2016
99.7	Management’s Discussion and Analysis for the quarter ended March 31, 2016
99.8	Management’s Discussion and Analysis for the quarter ended June 30, 2016
99.9	Management’s Discussion and Analysis for the quarter ended September 30, 2016
99.10	CEO Certfication of Filings with Voluntarily Filed Annual Information Form
99.11	CFO Certfication of Filings with Voluntarily Filed Annual Information Form
99.12	CEO Certification of Annual Filings for the year ended December 31, 2015
99.13	CFO Certification of Annual Filings for the year ended December 31, 2015
99.14	CEO Certification of Interim Filings for the quarter ended March 31, 2016
99.15	CFO Certification of Interim Filings for the quarter ended March 31, 2016
99.16	CEO Certification of Interim Filings for the quarter ended June 30, 2016
99.17	CFO Certification of Interim Filings for the quarter ended June 30, 2016
99.18	CEO Certification of Interim Filings, following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer for the quarter ended September 30, 2016
99.19	CFO Certification of Interim Filings, following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer for the quarter ended September 30, 2016
99.20	Code of Conduct
99.21	Letter of Davidson & Company LLP, dated April 11, 2016
99.22	Letter of KPMG LLP, dated April 12, 2016
99.23	Revised Form of Proxy
99.24	Voting Instruction Form
99.25	Notice and Access Notification
99.26	Management Information Circular and Notice of Annual and Special Meeting of Shareholders held on June 7, 2016
99.27	Material Change Report, dated March 7, 2016
99.28	Material Change Report, dated June 17, 2016
99.29	Material Change Report, dated August 22, 2016
99.30	Trust Indenture, dated June 10, 2016
99.31	News release, dated January 5, 2016
99.32	News release, dated January 7, 2016
99.33	News release, dated January 11, 2016
99.34	News release, dated January 13, 2016
99.35	News release, dated February 2, 2016
99.36	News release, dated February 9, 2016
99.37	News release, dated February 23, 2016
99.38	News release, dated March 3, 2016
99.39	News release, dated March 3, 2016
99.40	News release, dated March 8, 2016

99.41	News release, dated March 15, 2016
99.42	News release, dated March 30, 2016
99.43	News release, dated April 4, 2016
99.44	News release, dated April 13, 2016
99.45	News release, dated April 14, 2016
99.46	News release, dated April 18, 2016
99.47	News release, dated May 5, 2016
99.48	News release, dated May 19, 2016
99.49	News release, dated June 2, 2016
99.50	News release, dated June 6, 2016
99.51	News release, dated June 7, 2016
99.52	News release, dated June 8, 2016
99.53	News release, dated June 10, 2016
99.54	News release, dated June 13, 2016
99.55	News release, dated June 16, 2016
99.56	News release, dated June 21, 2016
99.57	News release, dated June 27, 2016
99.58	News release, dated July 11, 2016
99.59	News release, dated July 13, 2016
99.60	News release, dated July 14, 2016
99.61	News release, dated July 19, 2016
99.62	News release, dated July 21, 2016
99.63	News release, dated July 27, 2016
99.64	News release, dated August 8, 2016
99.65	News release, dated August 11, 2016
99.66	News release, dated August 23, 2016
99.67	News release, dated September 6, 2016
99.68	News release, dated September 7, 2016
99.69	News release, dated September 12, 2016
99.70	News release, dated September 28, 2016
99.71	News release, dated October 3, 2016
99.72	News release, dated October 17, 2016
99.73	News release, dated October 26, 2016
99.74	News release, dated November 2, 2016
99.75	News release, dated November 8, 2016
99.76	News release, dated November 9, 2016
99.77	News release, dated December 14, 2016
99.78	News release, dated December 20, 2016
99.79	News release, dated January 23, 2017
99.80	Notice of Change of Auditor, dated April 11, 2016
99.81	Ontario Form 13-502F1 – Annual Participation Fee for Reporting Issuers, for the year ended December 31, 2015
99.82	Technical Report, dated April 13, 2016
99.83	Technical Report, dated March 31, 2017
99.84	Annual Information Form for the year ended December 31, 2016
99.85	Audited Annual Consolidated Financial Statements for the year ended December 31, 2016
99.86	Management’s Discussion and Analysis for the year ended December 31, 2016
99.87	CEO Certification of Annual Filings for the year ended December 31, 2016
99.88	CFO Certification of Annual Filings for the year ended December 31, 2016
99.89	Material Change Report, dated March 13, 2017
99.90	Alberta Form 13-501F1 – Annual Participation Fee for Reporting Issuers, for the year ended December 31, 2016
99.91	Ontario Form 13-502F1 – Annual Participation Fee for Reporting Issuers, for the year ended December 31, 2016
99.92	News release, dated February 23, 2017
99.93	News release, dated March 6, 2017
99.94	News release, dated March 31, 2017
99.95	News release, dated November 18, 2016
99.96	News release, dated March 23, 2017
99.97	News release, dated April 18, 2017
99.98	News release, dated April 24, 2017
99.99	Shareholder Rights Plan Agreement, dated April 22, 2017

Consents
99.100	Consent of Qualified Person (David A. Ross)
99.101	Consent of Qualified Person (Mark B. Mathisen)
99.102	Consent of Qualified Person (David A. Ross)
99.103	Consent of Qualified Person (Mark B. Mathisen)
99.104	Consent of Davidson & Company LLP
99.105	Consent of KPMG LLP
99.106	Consent of Qualified Person (David A. Ross)
99.107	Consent of Qualified Person (Mark B. Mathisen)